UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **October 13, 2009**

FelCor Lodging Limited Partnership

(Exact name of registrant as specified in its charter)

Delaware	**333-39595-01**	**75-2544994**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300 Irving, Texas	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.01   Entry into a Material Definitive Agreement.

<u>Supplemental Indenture</u>

Assumption of Obligations under Senior Secured Notes and Related Indenture. On October 13, 2009, FelCor Lodging Limited Partnership ("FelCor LP"), certain subsidiaries of FelCor LP, as guarantors (the "Subsidiary Guarantors"), FelCor Escrow Holdings, L.L.C., as original issuer (the "FelCor Escrow Sub"), FelCor Lodging Trust Incorporated, as guarantor ("FCH"), and FelCor Holdings Trust, as pledgor ("FHT"), entered into a Second Supplemental Indenture with U.S. Bank National Association, as trustee ("Trustee"), in connection with FelCor LP's assumption of all of the rights and obligations under the Indenture, dated as of October 1, 2009, by and between FelCor Escrow Sub and Trustee (as supplemented through the October 13, 2009, the "Indenture") governing the issuance of $636 million of senior secured floating rate notes due 2011 (the "Notes") on October 1, 2009.   The Notes bear a fixed interest rate of ten percent per year and mature on October 1, 2014. The Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to persons outside the United States under Regulation S of the Securities Act.

Security. The Notes are secured by a pledge of the limited partner interests in FelCor LP owned now or hereafter by FHT (the "LP Interests") and are expected to be further secured by a combination of first lien mortgages and related security interests on up to 14 hotels and pledges of equity interests in certain subsidiaries of FelCor LP (the "Equity Pledges"). The Trustee also has the right to purchase on behalf of the holders of the Notes, the general partner interests in FelCor LP owned by FCH for an exercise price of $1.00, which right is only exercisable in connection with foreclosure on the pledged FelCor LP limited partner interest following an event of default under the Indenture. With respect to the first lien mortgages, FCH and FelCor LP have agreed to use their commercially reasonable efforts to complete those actions required to create and perfect liens on the collateral hotels as soon as reasonably practicable and in any event within 180 days of the closing date.

Covenants and other Provisions. The Indenture contains certain covenants limiting or prohibiting the ability of the FelCor LP and FCH to: (i) pay dividends and other distributions with respect to equity interests and purchase, redeem or retire equity interests; (ii) incur incremental indebtedness or issue preferred equity interests; (iii) enter into certain asset sales; (iv) enter into transactions with affiliates; (v) incur liens on assets to secure certain debt; and (vi) engage in certain mergers or consolidations and transfers of assets. The Indenture also contains customary event of default provisions. The Indenture, as supplemented, provides that FelCor LP would repurchase the Notes upon a change of control at a purchase price equal to 101% of the debt outstanding under the Notes. FelCor LP may redeem the Notes, in whole or in part, at a redemption price of 100% of the principal amount of the Notes, plus a make-whole premium, plus accrued and unpaid interest on the Notes to the date of redemption. Under certain circumstances, upon the occurrence of an event of default, the holders of the Notes or the Trustee may declare the outstanding debt due and payable.

On October 12, 2009, FelCor Escrow Sub and the Trustee entered into the First Supplemental Indenture that provided additional flexibility with respect to the incurrence of indebtedness by FelCor LP upon its assumption of the obligations under the Indenture. Copies of the First Supplemental Indenture and the Second Supplemental Indenture are filed as Exhibits 4.1 and 4.2, respectively, to FCH's Current Report on Form 8-K, dated October 13, 2009 (the "FCH 8-K"), which are incorporated herein by reference.

Registration Rights Agreement

In connection with the issuance of the Notes, FCH and FelCor LP entered into a registration rights agreement (the "Registration Rights Agreement") dated October 1, 2009, that became effective when FelCor LP assumed FelCor Escrow Sub's obligations under the Indenture on October 13, 2009, with J.P. Morgan Securities Inc. on its own behalf and as representative of the other initial purchasers of the Notes. FCH and FelCor LP have agreed to use their commercially reasonable efforts, at their cost, to file and cause to become effective, an exchange offer registration statement with respect to an offer to exchange the Notes for notes identical to the Notes (except that the exchanged notes will not have restrictions on transfer), or, under certain circumstances to file a shelf registration statement to cover the resale of the Notes. The Registration Rights Agreement provides that the exchange offer will remain open for at least 20 business days after notice is mailed to the holders of the Notes. If FCH and FelCor LP fail to file a registration statement required by the Registration Rights Agreement within the prescribed time periods, or any such registration statement is not declared effective within the prescribed time periods, FelCor LP will be required to pay additional interest to the holders of the Notes. A copy of the Registration Rights Agreement is filed as Exhibit 4.3 to the FCH 8-K, and is incorporated herein by reference.

Pledge Agreement

On October 13, 2009, FelCor LP, FCH, FHT, and various subsidiaries of FelCor LP, as pledgors, entered into a pledge agreement (the "Pledge Agreement") with U.S. Bank National Association, as collateral agent ("Collateral Agent"), pursuant to which (i) FHT granted a security interest in the LP Interests to the Collateral Agent, and (ii) the subsidiary pledgors granted a security interest in the Equity Pledges to the Collateral Agent. The LP Interests represent more than 95% of the limited partner interests in FelCor LP. The security interests in the LP Interests and the Equity Pledges will be released automatically upon payment in full of all amounts due under the Notes or otherwise upon release by the Trustee in accordance with the Indenture. A copy of the Pledge Agreement is filed as Exhibit 10.1 to the FCH 8-K, and is incorporated herein by reference.

Section 2 – Financial Information

Item 2.03   Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant.

See "Supplemental Indenture" under Item 1.01 above, which is incorporated herein by reference.

Section 3 – Securities and Trading Markets

Item 3.03   Material Modification to Rights of Security Holders.

See "Supplemental Indenture" under Item 1.01 above, which is incorporated herein by reference.

Section 8 – Other Events

Item 8.01   Other Events.

On October 7, 2009, FCH and FelCor LP announced that FelCor Escrow Sub had commenced a solicitation of consents to a proposed amendment to the Indenture governing the Notes that would provide additional flexibility with respect to the incurrence of indebtedness by FelCor LP, once FelCor LP had assumed the obligations under the Indenture. On October 12, 2009, FCH and FelCor LP announced that FelCor Escrow Sub had received consents from the holders of a majority in principal amount of the Notes required to amend the Indenture and thus enter into the First Supplemental Indenture. A copy of the press release relating to the commencement of the consent solicitation is attached hereto as Exhibit 99.1. A copy of the press release relating to the receipt of the requisite consents to amend the Indenture is filed as Exhibit 99.2 to the FCH 8-K.

On October 13, 2009, FelCor LP announced that it had assumed the obligations of FelCor Escrow Sub under the Indenture and that, consequently, the previously announced sale of the Notes was completed. A copy of the press release related to the closing of the sale of the Notes by FelCor LP is filed as Exhibit 99.3 to the FCH 8-K. On October 16, 2009, FelCor LP announced that it had completed the tender offers.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibit
4.1	First Supplemental Indenture dated as of October 12, 2009, by and between FelCor Escrow Holdings, L.L.C. and U.S. Bank National Association (filed as exhibit 4.1 to FelCor Lodging Trust Incorporated's Current Report on Form 8-K, dated October 13, 2009 and filed on October 19, 2009 (the "FelCor 8-K") and incorporated herein by reference).
4.2	Second Supplemental Indenture dated as of October 13, 2009, by and among FelCor Lodging Trust Incorporated, FelCor Lodging Limited Partnership, certain subsidiary guarantors named therein, FelCor Holdings Trust, FelCor Escrow Holdings, L.L.C. and U.S. Bank National Association (filed as exhibit 4.2 to the FelCor 8-K and incorporated herein by reference).
4.3	Registration Rights Agreement dated October 1, 2009 to be effective as of October 13, 2009, by and among FelCor Lodging Trust Incorporated, FelCor Lodging Limited Partnership, certain subsidiary guarantors named therein, and J.P. Morgan Securities Inc. on behalf of itself and the initial purchasers (filed as exhibit 4.3 to the FelCor 8-K and incorporated herein by reference).
10.1	Pledge Agreement dated October 13, 2009, by and among FelCor Lodging Trust Incorporated, FelCor Lodging Limited Partnership, certain subsidiary pledgors named therein, FelCor Holdings Trust, and U.S. Bank National Association (filed as exhibit 10.1 to the FelCor 8-K and incorporated herein by reference).
99.1	Press release dated October 7, 2009, relating to the commencement of the consent solicitation (filed as exhibit 99.1 to the FelCor 8-K and incorporated herein by reference).
99.2	Press release dated October 12, 2009, relating to the receipt of the requisite consents to amend the Indenture (filed as exhibit 99.2 to the FelCor 8-K and incorporated herein by reference).

99.3   Press release dated October 13, 2009, relating to the completion of the offering, sale and assumption of the Notes by FelCor Lodging Limited Partnership (filed as exhibit 99.3 to the FelCor 8-K and incorporated herein by reference).

99.4   Press release dated October 16, 2009, relating to the completion of the tender offers (filed as exhibit 99.4 to the FelCor 8-K and incorporated herein by reference).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING LIMITED PARTNERSHIP

By: FelCor Lodging Trust Incorporated
       Its general partner

Date: October 19, 2009   By: /s/Jonathan H. Yellen
             Name: Jonathan H. Yellen
             Title: Executive Vice President, General
                      Counsel and Secretary